Filed pursuant to Rule 433

Registration Statement No. 333-133860

May 23, 2006

TERM SHEET FOR AMERIPRISE FINANCIAL, INC. 7.518% JUNIOR SUBORDINATED NOTES DUE 2066

Issuer:	Ameriprise Financial, Inc. (NYSE Symbol: AMP)
Securities:	7.518% Junior Subordinated Notes due 2066
Legal Format:	SEC Registered
Amount:	$500,000,000
CUSIP:	03076C AC 0
Ratings: (1)	Moody’s Investors Service: Baa2 Standard & Poor’s: BBB Fitch: BBB+ A.M. Best: bbb
Settlement Date:	May 26, 2006 (T+3)
Maturity Date:	June 1, 2066
Fixed Rate Period:	7.518% coupon paid semi-annually in arrears until June 1, 2016, payable on June 1 and December 1, commencing December 1, 2006, subject to Company’s right to defer
Floating Rate Period:

From June 1, 2016, at a floating rate of 3-month LIBOR (Telerate Page 3750) plus a margin of 290.5 basis points, payable quarterly in arrears on March 1, June 1, September 1 and December 1, subject to Company’s right to defer

Benchmark Treasury Rate:	5.068% (UST 5.125% due May 15, 2016)
Spread to Benchmark Treasury:	245 basis points (2.450%)
Day Count Convention:	30/360 (fixed rate period), Actual/360 (floating rate period)
Redemption at Par:	First call date of June 1, 2016 and thereafter
Make-Whole Call for Tax Event:	Discounted present value of Treasury plus 50 basis points
Make-Whole Call for Other Reason:	Discounted present value of Treasury plus 40 basis points
Public Offering Price:	$1,000
Net Proceeds after Expenses to Ameriprise:	$494,000,000
Share Cap:	55,000,000 shares of common stock of Ameriprise Financial, Inc.
Denominations:	$1,000
Structuring Advisor:	Lehman Brothers Inc.
Joint Bookrunners:	Lehman Brothers Inc. and J.P. Morgan Securities Inc.

Allocation:	Principal Amount
Lehman Brothers Inc.	$350,000,000
J.P. Morgan Securities Inc.	150,000,000
Total	$500,000,000

(1)  An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

OTHER INFORMATION

As adjusted to give effect to this offering, as of March 31, 2006 Ameriprise and its subsidiaries would have had $2,421 million in total short- and long-term debt (including non-recourse debt) and $9,762 million of total capitalization (including non-recourse debt) on a consolidated basis.

On May 16, 2006, the Company filed a Current Report on Form 8-K pursuant to Item 8.01 of such Form, which is incorporated by reference into the Prospectus Supplement. On May 17, 2006, the Company amended such report.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 888-603-5847 or J.P. Morgan Securities Inc. by calling collect 212-834-4533.